



UNITED STAT]
SECURITIES AND EXCHANG
Washington, D.C.

11019345

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
Number: 3235-0123
/s: February 28, 2010
Estimated average burden
hours per response......12.00

SEC FILE NUMBER
8- 25547

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING__01/01/10____ AND ENDING__12/31/10____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mutual Trust Company of America
Securities, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2963 Gulf to Bay Blvd, # 330

(No. and Street)

Clearwater, FL 33759

(City)	(State)	(Zip Code)

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jed Bandes

(727) 799-9922
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Randall N. Drake, CPA, P.A.

(Name – if individual, state last, first, middle name)

1981 Promenade Way, Clearwater, FL 33760

(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Jed Bandes _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mutual Trust Company of America Securities, Inc. _____, as of December 31, 2010 _____, 20_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

_____
Signature

President
_____
Title

Sheila A. Millwater
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2010

TABLE OF CONTENTS



Randall N. Drake, CPA, P.A.

1981 Promenade Way
Clearwater, FL 33760
727.536.4863
Randall@RDrakeCPA.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Mutual Trust Company of America Securities, Inc.
Clearwater, Florida

We have audited the accompanying statement of financial condition of Mutual Trust Company of America Securities, Inc. as of December 31, 2010 and the related statements of operations and changes in retained earnings and cash flows for the year then ended that you are filing pursuant to the Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements taken as a whole.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Mutual Trust Company of America Securities, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Randall N. Drake, CPA, P.A.
February 24, 2011

MUTUAL TRUST COMPANY OF AMERICA SECURITES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS

Cash and equivalents	$	982,130
Deposits with clearing organization		108,192
Commissions receivable		57,612
Prepaid expenses		20,000
Total Current Assets		1,167,934

FIXED ASSETS, net of accumulated depreciation of $ 1,407   607

TOTAL ASSETS $ 1,168,541

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES

Commissions payable $ 190,029

LONG-TERM LIABILITIES   -

TOTAL LIABILITIES   190,029

STOCKHOLDER'S EQUITY

Common stock - $1 par value, 1,000 shares authorized, issued and outstanding	$	1,000
Additonal paid-in capital		177,733
Retained Earnings		799,779

TOTAL STOCKHOLDER'S EQUITY   978,512

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY $ 1,168,541

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITES, INC.
STATEMENT OF OPERATIONS AND CHANGES IN RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2010

REVENUES

Commission income		$ 4,142,317
Interest and dividends		3,890
TOTAL REVENUE		4,146,207

DIRECT EXPENSES

Broker commissions	$ 2,149,323	
Management fees	144,524	
TOTAL DIRECT EXPENSES		2,293,847
		1,852,360

OPERATING EXPENSES

Accounting and legal	17,818	
Bank fees	143	
Dues and subscriptions	350	
Depreciation	402	
Insurance	54,261	
Licences, permits and taxes	545	
Registration fees	39,585	
TOTAL OPERATING EXPENSES		113,104
NET INCOME		1,739,256
RETAINED EARNINGS - December 31, 2009		1,251,069
2010 DISTRIBUTIONS		(2,190,546)
RETAINED EARNINGS - December 31, 2010		$ 799,779

The accompanying notes are an integral part of these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES

Net income		$ 1,739,256
Adjustments to reconcile net income to		
net cash used in operations		
Depreciation	$ 402	
Increase (decrease) in cash due to changes in:		
Commissions receivable	(39,817)	
Deposits at clearing organization	(81)	
Prepaid expenses	-	
Commissions payable	131,051	
NET CASH PROVIDED BY OPERATIONS		1,830,811
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholder		(2,190,546)
NET DECREASE IN CASH		(359,735)
CASH AND EQUIVALENTS - December 31, 2009		1,341,865
CASH AND EQUIVALENTS - December 31, 2010		$ 982,130

SUPPLEMENTAL CASH FLOW INFORMATION

INTEREST PAID IN 2010	$ -
TAXES PAID IN 2010	$ -

The accompanying notes ae an integral part of these financial statements.

4

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Mutual Trust Company of America Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in Florida on June 23, 1980 The Company is a broker/dealer registered with the Securities and Exchange Commission and engaged in the business of selling securities including stock, bonds and other marketable securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition – The Company generates revenue in the form of commissions earned on security sales. Revenue is recorded as earned and commissions earned but not received are booked as accounts receivable and maintained as a current asset.

Expense recognition – Expenses are recorded as incurred. Any expense incurred but not paid in the current operating cycle is recorded as a current liability in accounts payable. Direct costs include commissions paid to brokers and management fees.

Cash and cash equivalents – The Company considers all highly liquid investments with an original maturity date of three months or less to be considered cash equivalents

Office equipment – Office equipment is recorded at cost. Replacements, maintenance and repairs which do not improve or extend the life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life of the assets which range from three (3) to seven (7) years

Impairment of long-lived assets – Long-lived assets are reviewed for possible impairment on an annual basis or whenever adverse events or circumstances indicate the carrying value of an asset may not be recoverable. Where indications of impairment are indentified, management determines whether impairments are present by comparing carrying amounts to the undiscounted future cash flows at the lowest discernable level. Impairment charges, if present, are calculated upon discounted cash flows or fair value, whichever is more readily available.

Income taxes – The Company has elected under Subchapter S of the Internal Revenue Code to be treated as a disregarded entity for purposes of income taxation. As a disregarded entity all elements of income and expense of the Company are allocated to the Owner and reported on his individual income tax return. Accordingly, there is no provision for income taxes in these financial statements.

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates – The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses. These estimates are based on management's knowledge and experience. Actual results could differ from these estimates.

Fair value of financial instruments – The Company uses a three level valuation hierarchy for disclosures of fair value measurements and enhances disclosure requirements for fair value measures. The estimated fair value of the Company's cash and cash equivalents, commissions receivable and commissions payable at December 31, 2010 approximates their respective value in these financial statements due to their relatively short holding periods.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company shares office space with several non-affiliated entities under a verbal cost sharing agreement. In exchange for office space, the services of the Owner's assistant and certain other office expenses in exchange for clearing certain fees and commissions.

The Company pays a management fee to an affiliated entity for the services of its President. Management fees of $ 144,524 were paid in 2010 for these services.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2010 we had net capital of $ 957,905, which was $ 945,236 in excess of the required net capital of $ 12,669. The ratio of aggregate capital to net capital was 0.201 to 1 or 20.1% at December 31, 2010.

NOTE 6 – RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

Net Capital per Form X-17a-5	$ 862,674
Audit Adjustments and Reclassifications	95,231
Net Capital Per Audited Financial Statements	$ 957,905

6

SUPPLEMENTARY INFORMATION

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

Net Capital		
Total members' equity	$	978,512
Deduct members' equity not allowable in computation of net capital		--
Total members' equity qualified for net capital		978,512
Add: Subordinated borrowings		--
Less: Other deductions or allowable credits		--
Total capital and allowable subordinated borrowings		978,512
Deductions and/or charges		
Nonallowable assets:		
Furniture and equipment, net		607
Other assets		20,000
Net capital before haircuts on securities position (tentative net capital)		957,905
Haircuts on securities		--
Net Capital	$	957,905
Aggregate indebtedness		
Items included in statement of financial position:		
Commissions payable	$	190,029
Total aggregate indebtedness	$	190,029

Computation of basic net capital requirement

Minimum net capital required based upon aggregate indebtedness (which is calculated as 6-2/3% of aggregate indebtedness)	$	12,669
Minimum net capital required	$	100,000
Excess net capital	$	857,905
Ratio: aggregate indebtedness to net capital		19.84%

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
COMPUTATION OF DETERMINATON OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2010

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

MUTUAL TRUST COMPANY OF AMERICA SECURITIES, INC.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
AS OF DECEMBER 31, 2010

The Company is claiming an exemption from Rule 15C3-3 under section (k)(2)(i).

Randall N. Drake, CPA, P.A.

1981 Promenade Way
Clearwater, FL 33760
727.536.4863
Randall@RDrakeCPA.com

INDEPENDENT AUDITOR'S REPORT ON COMPLIANCE AND ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of
Mutual Trust Company of America Securities, Inc.
Clearwater, Florida

In planning and performing our audit of the financial statements of Mutual Trust Company of America Securities, Inc. (the Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for purposes of determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparison and recordation of differences required by Rule 17a-13.
2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company is responsible are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with the management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-g(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent to detect misstatements in a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a material misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in a more than remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control and control activities for safeguarding securities that we consider to be material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate that a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) of the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Randall M Ache CPA P.A.

February 24, 2011

Randall N. Drake, CPA, P.A.

1981 Promenade Way
Clearwater, FL 33760
727.536.4863
Randall@RDrakeCPA.com

Board of Directors
Mutual Trust Company of America Securities, Inc.
Clearwater, Florida

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Mutual Trust Company of America Securities, Inc. (Mutual Trust) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Mutual Trust Company of America Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Mutual Trust Company of America Securities, Inc.'s management is responsible for the Mutual Trust Company of America Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was performed in accordance with the attestation standards of the American Institute of Certified Public Accountants. The sufficiency of the procedures described below is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC Form 7 with respective cash disbursement entries in the Mutual Trust Quickbooks general ledger noting no differences;

2.   Compared the amounts reported on Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC Form 7 for the year ended December 31, 2010, noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers summarizing the various revenues and commissions earned by Mutual Trust during the year ended December 31, 2010 noting no differences; and

4.   Compared the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the working papers and supporting schedules summarizing the various revenues and commissions earned by Mutual Trust during the year ended December 31, 2010 supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Randall N Drake CPA P.A.

February 24, 2011

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Mutual Trust Company of

America Securities, Inc.

2963 Gulf To Bay Blvd., # 330

Clearwater, FL 33759

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jed Bandes (727) 799-9922

2. A. General Assessment (item 2e from page 2) $ 6,822.81

   B. Less payment made with SIPC-6 filed (exclude interest)   (634.54)
   7/29/10
   _____
   Date Paid

   C. Less prior overpayment applied   ( )

n D. Assessment balance due or (overpayment)   6,188.27

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F. Total assessment balance and interest due (or overpayment carried forward) $_____

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $_____ 6,188.27

   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mutual Trust Company of America Securitie
(Name of Corporation, Partnership or other organization)
Inc
(Authorized Signature)

Dated the 26th day of February , 20 11 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
       Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __Jan. 1__, 20__10__
and ending __Dec. 31__, 20__10__

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __4,098,271__

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   (1,150,361)

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   (159,365)

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.   (59,421)

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ _____

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ _____

        Enter the greater of line (i) or (ii)

        Total deductions   (1,369,147)

2d. SIPC Net Operating Revenues $ __2,729,124__

2e. General Assessment @ .0025 $ __6,822.81__

    (to page 1, line 2.A.)